SECURITIES AND EXCHANGE COMMISION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                                  May 28, 2003


                             SCITEX CORPORATION LTD.
                 (Translation of registrant's name into English)

                                3 Azrieli Center
                                Triangle Building
                                 Tel Aviv, 67023
                                     Israel
                    (Address of principal executive offices)


    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X]  Form 40-F ____

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

                                 Yes ____ No [X]

Attached to the Registrant's Form 6-K, and incorporated by reference herein is the Registrant's press release dated May 20, 2003, announcing that Leon Recanati resigned from the Registrant's board of directors.

                                    SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                     SCITEX CORPORATION LTD.

                                                     Yahel Shachar
                                                     Chief Financial Officer

May 28, 2003

[Graphic Omitted]

                                                                            NEWS
FOR IMMEDIATE RELEASE


           LEON RECANATI RESIGNED FROM THE BOARD OF SCITEX CORPORATION

TEL AVIV, ISRAEL - MAY 20, 2003. SCITEX CORPORATION LTD. (NASDAQ & TASE: SCIX) announced today that Leon Recanati has stepped down from the Board of Directors of Scitex, following the closing of the sale by companies controlled by the Recanati family of a majority interest in IDB Holding Corporation Ltd. IDB Holding is the ultimate parent company of Scitex's two principal shareholders, Clal Electronics Industries Ltd. and Discount Investments Corporation Ltd. Mr. Recanati had been a Director of Scitex since 1988.

Meir Shannie, Chairman of the Board of Scitex, commented: "Mr. Recanati has made a substantial and valuable contribution to Scitex throughout his fifteen years on its Board, and during which Scitex has gone through a great many changes. We thank him for his contribution, leadership and experience and wish him all the best for the future."

Scitex Corporation Ltd. is a world leader in industrial inkjet digital printing solutions. Through its subsidiaries and strategic investments, Scitex strengthens its market position in this specialized sector. Scitex shares trade on NASDAQ and The Tel Aviv Stock Exchange under the symbol "SCIX". For more information, please visit our Web site at www.scitex.com.


                           --------------------------

Scitex and the Scitex logo are registered trademarks and service marks of Scitex Corporation Ltd.


CONTACTS

SCITEX CORPORATION LTD.
-----------------------
Yahel Shachar                                    Dalit Yehuda
Chief Financial Officer                          Corporate Assistant
Tel:       +972 3 607-5755                       Tel:        +972 3 607-5755
Fax:       +972 3 607-5756                       Fax:        +972 3 607-5756
E-mail:    yahel.shachar@scitex.com              E-mail: dalit.yehuda@cii.co.il